# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BITGO HOLDINGS, INC., CIK 0001740604
CUSIP: 091947101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, South Dakota (SD), 57108
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002091083

## Reporting persons
- Valor Digital Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Partners IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Partners IV-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Partners IV-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Associates IV L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Capital IV LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,814,773; sole dispositive power 0; shared dispositive power 9,814,773; aggregate amount beneficially owned 9,814,773 (9.2% of the class)
- Valor Equity Partners VI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,736,377; sole dispositive power 0; shared dispositive power 1,736,377; aggregate amount beneficially owned 1,736,377 (1.6% of the class)
- Valor Equity Partners VI-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 37,755; sole dispositive power 0; shared dispositive power 37,755; aggregate amount beneficially owned 37,755 (0% of the class)
- Valor Equity Partners VI-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 949,703; sole dispositive power 0; shared dispositive power 949,703; aggregate amount beneficially owned 949,703 (0.9% of the class)
- Valor Equity Associates VI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,723,835; sole dispositive power 0; shared dispositive power 2,723,835; aggregate amount beneficially owned 2,723,835 (2.5% of the class)
- Valor Equity Capital VI LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,723,835; sole dispositive power 0; shared dispositive power 2,723,835; aggregate amount beneficially owned 2,723,835 (2.5% of the class)
- Valor Management L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,538,608; sole dispositive power 0; shared dispositive power 12,538,608; aggregate amount beneficially owned 12,538,608 (11.7% of the class)
- Valor Funds Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,538,608; sole dispositive power 0; shared dispositive power 12,538,608; aggregate amount beneficially owned 12,538,608 (11.7% of the class)
- Antonio J. Gracias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,538,608; sole dispositive power 0; shared dispositive power 12,538,608; aggregate amount beneficially owned 12,538,608 (11.7% of the class)

## Item 1. Issuer
Name of issuer: BITGO HOLDINGS, INC.
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, SD 57108

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a Reporting Person and collectively as the Reporting Persons:
(1) Valor Digital Investments, LLC
(2) Valor Equity Partners IV L.P.
(3) Valor Equity Partners IV-A L.P.
(4) Valor Equity Partners IV-B L.P.
(5) Valor Equity Associates IV L.P.
(6) Valor Equity Capital IV LLC
(7) Valor Equity Partners VI L.P.
(8) Valor Equity Partners VI-A L.P.
(9) Valor Equity Partners VI-B L.P.
(10) Valor Equity Associates VI L.P.
(11) Valor Equity Capital VI LLC
(12)Valor Management L.P
(13) Valor Funds Group LLC
(14) Antonio J. Gracias
Address of principal business office or, if none, residence: The address of each Reporting Person is 320 North Sangamon Street, Suite 1200, Chicago, IL 60607.
Citizenship: Each entity Reporting Person is organized under the laws of Delaware. Mr. Gracias is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

Valor Digital Investments, LLC ("Valor Digital") and Valor Equity Partners VI L.P., Valor Equity Partners VI-A L.P. and Valor Equity Partners VI-B L.P. (collectively, the "Valor VI Funds" and together with Valor Digital, the "Valor Funds") are the holders of record of the shares reported herein. Valor Funds Group LLC is the general partner of Valor Management L.P., which is the managing member of (i) Valor Equity Capital IV LLC, which is the general partner of Valor Equity Associates IV L.P., which, in turn, is the general partner of each of Valor Equity Partners IV L.P, Valor Equity Partners IV-A L.P. and Valor Equity Partners IV-B L.P. that are the members of Valor Digital; and (ii) Valor Equity Capital VI LLC, which is the general partner of Valor Equity Associates VI L.P., which, in turn, is the general partner of each of the Valor VI Funds. By virtue of his positions with certain of the foregoing Valor entities, Antonio Gracias may be deemed to share beneficial ownership, as determined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, over the shares of BitGo Holdings, Inc. held of record by the Valor Funds. The inclusion of Mr. Gracias in this Schedule 13G as a reporting person shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class set forth in row 11 of each cover page is based on the number of shares of Class A common stock outstanding as of May 7, 2026 (107,104,027 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filer Agreement

## Signatures
- Valor Digital Investments, LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/Manager (06/05/2026)
- Valor Equity Partners IV L.P.: /s/ Antonio J. Gracias, Valor Equity Associates IV L.P., its general partner (06/05/2026)
- Valor Equity Partners IV L.P.: /s/ Antonio J. Gracias, Valor Equity Capital IV LLC, its general partner (06/05/2026)
- Valor Equity Partners IV L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners IV L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Partners IV-A L.P.: /s/ Antonio J. Gracias, Valor Equity Associates IV L.P., its general partner (06/05/2026)
- Valor Equity Partners IV-A L.P.: /s/ Antonio J. Gracias, Valor Equity Capital IV LLC, its general partner (06/05/2026)
- Valor Equity Partners IV-A L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners IV-A L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Partners IV-B L.P.: /s/ Antonio J. Gracias, Valor Equity Associates IV L.P., its general partner (06/05/2026)
- Valor Equity Partners IV-B L.P.: /s/ Antonio J. Gracias, Valor Equity Capital IV LLC, its general partner (06/05/2026)
- Valor Equity Partners IV-B L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners IV-B L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Associates IV L.P.: /s/ Antonio J. Gracias, Valor Equity Capital IV LLC, its general partner (06/05/2026)
- Valor Equity Associates IV L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Associates IV L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Capital IV LLC: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Capital IV LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Partners VI L.P.: /s/ Antonio J. Gracias, Valor Equity Associates VI L.P., its general partner (06/05/2026)
- Valor Equity Partners VI L.P.: /s/ Antonio J. Gracias, Valor Equity Capital VI LLC, its general partner (06/05/2026)
- Valor Equity Partners VI L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners VI L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Partners VI-A L.P.: /s/ Antonio J. Gracias, Valor Equity Associates VI L.P., its general partner (06/05/2026)
- Valor Equity Partners VI-A L.P.: /s/ Antonio J. Gracias, Valor Equity Capital VI LLC, its general partner (06/05/2026)
- Valor Equity Partners VI-A L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners VI-A L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Partners VI-B L.P.: /s/ Antonio J. Gracias, Valor Equity Associates VI L.P., its general partner (06/05/2026)
- Valor Equity Partners VI-B L.P.: /s/ Antonio J. Gracias, Valor Equity Capital VI LLC, its general partner (06/05/2026)
- Valor Equity Partners VI-B L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Partners VI-B L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Associates VI L.P.: /s/ Antonio J. Gracias, Valor Equity Capital VI LLC, its general partner (06/05/2026)
- Valor Equity Associates VI L.P.: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Associates VI L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Equity Capital VI LLC: /s/ Antonio J. Gracias, Valor Management L.P., its managing member (06/05/2026)
- Valor Equity Capital VI LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Management L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (06/05/2026)
- Valor Funds Group LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/Managing Member (06/05/2026)
- Antonio J. Gracias: /s/ Antonio J. Gracias, Antonio J. Gracias (06/05/2026)